May 15, 2007
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief Christine Davis, Staff Accountant

Re:	RealNetworks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 Form 8-K Filed February 14, 2007 File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated May 1, 2007 (the “Comment Letter”) relating to the above-referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 60
1.	Please explain to us why you are unable to establish fair value for your consulting services and explain how this affects your revenue recognition for arrangements that include these services.

United States Securities and Exchange Commission
May 15, 2007

Consulting Service is a typical element included in many of our non-software arrangements. Unlike the other elements typically included in these arrangements (i.e. Advertising, Hosting and Consumer Subscriptions/Downloads), we currently do not have an established practice of selling Consulting Services to our customers on a stand-alone basis, nor have we established standard hourly rates for these services. Furthermore, we do not believe that objective and reliable third party evidence currently exists for the fair value of these services. Therefore, we believe that we have not met the standard for establishing fair value with respect to the Consulting Service element in these arrangements. Accordingly, the arrangement consideration is recognized as revenue ratably over the term of the arrangement as the services are provided to the customer.

2.	We have read your response to prior comment number 6. As previously requested, please tell us how your current revenue recognition policy addresses multiple-element arrangements that include software.

For multiple element arrangements accounted for under SOP 97-2, when VSOE exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, we recognize revenue under the residual method. Under the residual method, at the outset of the arrangement with a customer, we defer revenue for the fair value of the arrangement’s undelivered elements such as Post Contract Support (PCS), and recognize the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses. VSOE is established for PCS on standard products for which no installation or customization is required based upon the amounts we charge when PCS is sold separately. For multiple element arrangements involving significant production, modification, or customization of the software, which are accounted for in accordance with the provision of SOP 81-1, VSOE is established for PCS if our customers have an optional renewal rate specified in the arrangement and the rate is substantive. For multiple element arrangements that include term licenses, the typical term of both the license and the PCS is one year. In such arrangements, both the license revenue and the PCS revenue are recognized ratably over the term of the contract.

United States Securities and Exchange Commission
May 15, 2007

Form 8-K Filed February 14, 2007
3.	Please ensure that your non-GAAP disclosures in future earnings releases resolve the apparent conflict between your statement regarding the use of the measures to compare with other companies and your statement indicating that the measures may be unique.
In future earnings releases and associated Forms 8-K, we will revise the bullet point in Exhibit A to read as follows:
•	Adjusted net income, adjusted net income per share and adjusted EBITDA are measures which we have defined for internal and investor purposes. A further limitation associated with these measures is that they do not include all costs and income that impact our net income and net income per share. We compensate for these limitations by prominently disclosing GAAP net income, which we believe is the most directly comparable GAAP measure, and providing investors with reconciliations from GAAP net income to adjusted net income and adjusted EBITDA.
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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission
May 15, 2007

cc:	Robert Glaser Robert Kimball RealNetworks, Inc. Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation Robert P. Carlile KPMG LLP